Exhibit 2

VOTING RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

July 20, 2018

Shares represented at the meeting: 3,925,661 ordinary shares (~17.35% of the issued share capital).

	Agenda item	For	Against	Abstain
1.	Opening	N/A	N/A	N/A
2.	Annual report	N/A	N/A	N/A
3.	Corporate Governance	N/A	N/A	N/A
4.	Implementation of compensation policy	N/A	N/A	N/A
5.	Adoption of annual accounts	3,925,661	—	—
6.	Dividend and reservation policy	N/A	N/A	N/A
7.	Appointment of auditor	3,925,661	—	—
8.	Release of directors from liability	3,925,661	—	—
9.	Appointment of Mr. R. Greig	3,925,661	—	—
10.	Appointment of Mr. L. Kanavy	3,925,661	—	—
11.	Amendment of awards under 2010 employee option plan[1]	—	—	—
12.	Amendment non-executive director compensation program	3,925,661	—	—
13.	Authorization of board to issue shares and grant rights to subscribe for shares	3,925,661	—	—
14.	Authorization of board to limit or exclude pre-emption rights	3,925,661	—	—
15.	Authorization of board to repurchase shares	3,925,661	—	—
16.	Authorization of board to amend the call option agreement with the Company’s protective foundation	3,925,661	—	—
17.	Close	N/A	N/A	N/A

[1]	Agenda item 11 was not put to a vote as the requisite quorum was not represented at the meeting

For confirmation

/s/ A. Roelse
A. Roelse
Secretary of the meeting